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                                                                      EXHIBIT 44

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL PROVIDES SUPPLEMENTAL INFORMATION
                           TO WEEKLY DRILLING REPORTS

         JULY 11, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V)
(IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea today provided supplemental information to its weekly drilling reports on its drilling program of the Moose-1 ST Exploration well.

         Although drilling operations had previously reached 1,007 meters, significant loss of circulation between 650 meters and 950 meters prevented the collection of necessary geological data. Third party analysis of drill samples from below 950 meters suggest that the well has drilled into a section of Cretaceous age that correlates to a section that was identified in the Subu stratigraphic wells drilled by InterOil in mid-2001. That section was determined to contain Pale and Subu (turbidite) sandstones, the primary target. The top of the Cretaceous section is not yet known, but it is expected to begin between 670 and 950 meters instead of the 1,470 meters anticipated prior to drilling. In addition, the secondary target of Eocene limestone appears to be 550 meters higher than anticipated, between 650 and 820 meters.

         As previously stated in the Company's weekly drilling reports, sidetrack operations were commenced at 650 meters. The sidetrack will allow coring to obtain geological data from 670 meters and below. This will help define the geological ages in this section. This section could contain both the primary target (Pale and Subu sandstones) and the secondary target (Eocene limestone). Until the cores are recovered and analysed no guarantee of the geological ages of this section can be confirmed.

         The change in depth of the Cretaceous section appears to be a result of a thinner Miocene/Oligocene "Aure" bed sequence than was forecast. This implies that the target zones lay higher than originally anticipated. The drilling and lab analysis indicates the geology, seal, structure, and sequence are with-in
InterOil's modelling parameters.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock
Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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
NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou

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
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600